REXAM

03 JUL -8 AM 7:21

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA

DIRECT
TEL 020 7227 4132
FAX 020 7227 4139


03024348

01 July 2003

SUPPL

**FILE NO. 82-3**

Dear Sirs

**Rexam PLC**

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

Jennifer Smith
Assistant Company Secretary



dlw 7/9

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR
UNITED KINGDOM
TEL +44 (0)20 7227 4100
FAX +44 (0)20 7227 4109

**REXAM** PRESS RELEASE

## Rexam acquires German can making plant

Rexam PLC, the global consumer packaging company, announces that it has purchased all the shares in Nacanco GmbH and has procured the repayment of the investor loan notes in Nacanco GmbH in Gelsenkirchen, Germany from a Private Investor Group, for an aggregate cash consideration of €5m.

The transaction has been cleared by both the European Commission and the German competition authorities.

Rexam divested the Gelsenkirchen plant in January 2002 in compliance with European regulatory requirements following its acquisition of American National Can. Part of the consideration for that transaction (€60m) was financed by loans from Rexam. The loans currently outstanding amount to €50m and these will become internal to the Rexam group.

The subsequent structural change in the German beverage packaging market and the turbulence created since the introduction of a deposit on all one way beverage packaging at the start of 2003, has changed the circumstances under which the European Commission originally obliged Rexam to divest the plant.

This strategic move will strengthen Rexam's central European can making operation and enable it to optimise its network configuration through improved production planning and greater flexibility. This, in turn, will provide the potential for operational savings and the opportunity to increase further Rexam's first class service to customers as the German market recovers.

1 July 2003


**Enquiries**

Graham Chipchase, Finance Director 020 7227 4100

Per Erlandsson, Director Corporate Communications

**Financial Dynamics**

Richard Mountain 020 7269 7291


Rexam is one of the world's top five consumer packaging groups. It is a leading global beverage can maker and the No 1 can maker in Europe. Its global operations focus on beverage packaging in metal, glass and plastic, and plastic packaging solutions for the beauty, healthcare, and food industries around the world. The Rexam Group employs some 21,000 people in around 20 countries worldwide and has an ongoing turnover of approximately £3.0 billion. Rexam is a member of the FTSE 100. Its ordinary shares are listed with the UK Listing Authority and trade on the market for listed securities on the London Stock Exchange under the symbol REX. For further information, visit Rexam's website at www.rexam.com